EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended September 30, 2022 compared to three months ended September 30, 2021

During the three months ended September 30, 2022, Danaos had an average of 71.0 containerships compared to 65.7 containerships during the three months ended September 30, 2021. Our fleet utilization for the three months ended September 30, 2022 was 97.1% compared to 97.7% for the three months ended September 30, 2021.

Operating Revenues

Operating revenues increased by 32.7%, or $64.1 million, to $260.0 million in the three months ended September 30, 2022 from $195.9 million in the three months ended September 30, 2021.

Operating revenues for the three months ended September 30, 2022 reflect:

•	a $76.9 million increase in revenues in the three months ended September 30, 2022 compared to the three months ended September 30, 2021 mainly as a result of higher charter rates;

•	a $11.1 million increase in revenues in the three months ended September 30, 2022 compared to the three months ended September 30, 2021 due to the incremental revenue generated by newly acquired vessels;

•	a $4.5 million increase in revenues in the three months ended September 30, 2022 compared to the three months ended September 30, 2021 due to amortization of assumed time charters; and

•	a $28.4 million decrease in revenue in the three months ended September 30, 2022 compared to the three months ended September 30, 2021 due to lower non-cash revenue recognition in accordance with US GAAP.

Voyage Expenses

Voyage expenses increased by $2.3 million to $10.3 million in the three months ended September 30, 2022 from $8.0 million in the three months ended September 30, 2021 primarily as a result of the increase in commissions due to the increase in revenue per vessel and the increase in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $4.5 million to $39.2 million in the three months ended September 30, 2022 from $34.7 million in the three months ended September 30, 2021, primarily as a result of the increase in the average number of vessels in our fleet and an increase in the average daily operating cost for vessels on time charter to $6,173 per vessel per day for the three months ended September 30, 2022 compared to $5,918 per vessel per day for the three months ended September 30, 2021. The average daily operating cost increased mainly due to the COVID-19 and Ukraine war related increase in crew remuneration and increased insurance premiums in the three months ended September 30, 2022 compared to the three months ended September 30, 2021. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by 10.0%, or $3.1 million, to $34.1 million in the three months ended September 30, 2022 from $31.0 million in the three months ended September 30, 2021 due to recent acquisitions of 6 vessels.

Amortization of Deferred Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.5 million to $3.1 million in the three months ended September 30, 2022 from $2.6 million in the three months ended September 30, 2021.

General and Administrative Expenses

General and administrative expenses decreased by $0.2 million, to $7.1 million in the three months ended September 30, 2022 from $7.3 million in the three months ended September 30, 2021.

Interest Expense and Interest Income

Interest expense decreased by 11.6%, or $2.1 million, to $16.0 million in the three months ended September 30, 2022 from $18.1 million in the three months ended September 30, 2021. The decrease in interest expense is a combined result of:

•	a $1.5 million decrease in interest expense due to a decrease in our average indebtedness by $466.7 million between the two periods (average indebtedness of $971.3 million in the three months ended September 30, 2022 compared to average indebtedness of $1,438.0 million in the three months ended September 30, 2021), which was partially offset by an increase in our debt service cost by 1.46 percentage points, mainly as a result of increase in the reference rates;

•	a $0.8 million decrease in the amortization of deferred finance costs and debt discount;

•	a $1.3 million decrease in interest expense due to capitalized interest on our vessels under construction in the three months ended September 30, 2022 compared to none in the three months ended September 30, 2021; and

•	a $1.5 million reduction in the recognition through our income statement of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were refinanced on April 12, 2021 and subsequently fully repaid on May 15, 2022, at which point the remaining accumulated accrued interest of $26.9 million was recognized in gain on debt extinguishment.

As of September 30, 2022, our outstanding debt, gross of deferred finance costs, was $868.1 million, which includes $300 million aggregate principal amount of our Senior Notes, and our leaseback obligation was $79.6 million. These balances compare to debt of $1,165.5 million and a leaseback obligation of $242.9 million, gross of deferred finance costs, as of September 30, 2021.

Interest income increased by $1.2 million to $1.3 million in the three months ended September 30, 2022 compared to $0.1 million in the three months ended September 30, 2021 mainly as a result of increased interest income earned on time deposits in the three months ended September 30, 2022.

Gain/(loss) on investments

A loss on investments of $107.3 million in the three months ended September 30, 2022 compared to a gain of $47.2 million in the three months ended September 30, 2021, each relating to the change in fair value of our investment in ZIM Integrated Shipping Services Ltd. (“ZIM”). In the three months ended September 30, 2022, we sold all of our remaining 5,686,950 of these ZIM ordinary shares resulting in proceeds to us of $161.3 million.

Dividend income

Dividend income of $27.0 million was recognized on ZIM ordinary shares in the three months ended September 30, 2022 compared to $16.4 million in the three months ended September 30, 2021.

Equity Income on Investments

Equity income on investments in Gemini Shipholdings Corporation (“Gemini”) decreased to nil in the three months ended September 30, 2022 compared to the non-cash gain of $64.1 million recognized upon our acquisition of the remaining 51% equity interest in Gemini on July 1, 2021.

Other Finance Expenses

Other finance expenses increased by $0.1 million to $0.2 million in the three months ended September 30, 2022 compared to $0.1 million in the three months ended September 30, 2021.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended September 30, 2022 and September 30, 2021.

Other income, net

Other income, net was $0.4 million in the three months ended September 30, 2022 compared to $0.3 million in the three months ended September 30, 2021.

Income taxes

Income taxes were $3.8 million in the three months ended September 30, 2022, related to the taxes withheld on dividend income earned on ZIM ordinary shares compared to $4.1 million taxes withheld on dividend income in the three months ended September 30, 2021.

Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

During the nine months ended September 30, 2022, Danaos had an average of 71.0 containerships compared to 61.9 containerships during the nine months ended September 30, 2021. Our fleet utilization for the nine months ended September 30, 2022 was 98.1% compared to 98.5% for the nine months ended September 30, 2021.

Operating Revenues

Operating revenues increased by 56.1%, or $266.4 million, to $740.9 million in the nine months ended September 30, 2022 from $474.5 million in the nine months ended September 30, 2021.

Operating revenues for the nine months ended September 30, 2022 reflect:

•	a $187.8 million increase in revenues in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 mainly as a result of higher charter rates;

•	a $55.8 million increase in revenues in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 due to the incremental revenue generated by newly acquired vessels;

•	a $36.9 million increase in revenues in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 due to amortization of assumed time charters; and

•	a $14.1 million decrease in revenue in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 due to lower non-cash revenue recognition in accordance with US GAAP.

Voyage Expenses

Voyage expenses increased by $9.7 million to $26.9 million in the nine months ended September 30, 2022 from $17.2 million in the nine months ended September 30, 2021 primarily as a result of the increase in commissions due to the increase in revenue per vessel and the increase in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $20.2 million to $118.9 million in the nine months ended September 30, 2022 from $98.7 million in the nine months ended September 30, 2021, primarily as a result of the increase in the average number of vessels in our fleet and an increase in the average daily operating cost for vessels on time charter to $6,314 per vessel per day for the nine months ended September 30, 2022 compared to $6,034 per vessel per day for the nine months ended September 30, 2021. The average daily operating cost increased mainly due to the COVID-19 and Ukraine war related increase in crew remuneration and increased insurance premiums in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by 22.1%, or $18.3 million, to $101.2 million in the nine months ended September 30, 2022 from $82.9 million in the nine months ended September 30, 2021 due to recent acquisitions of 11 vessels.

Amortization of Deferred Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $1.4 million to $9.0 million in the nine months ended September 30, 2022 from $7.6 million in the nine months ended September 30, 2021.

General and Administrative Expenses

General and administrative expenses decreased by $3.7 million to $21.7 million in the nine months ended September 30, 2022, from $25.4 million in the nine months ended September 30, 2021. The decrease was mainly attributable to decreased stock-based compensation.

Gain on debt extinguishment

The gain on debt extinguishment of $22.9 million in the nine months ended September 30, 2022, which related to our early extinguishment of debt, decreased compared to $111.6 million in the nine months ended September 30, 2021, which resulted from our debt refinancing on April 12, 2021.

Interest Expense and Interest Income

Interest expense decreased by 4.3%, or $2.2 million, to $49.2 million in the nine months ended September 30, 2022 from $51.4 million in the nine months ended September 30, 2021. The decrease in interest expense is a combined result of:

•	a $5.8 million decrease in interest expense due to a decrease in our average indebtedness by $346.0 million between the two periods (average indebtedness of $1,159.3 million in the nine months ended September 30, 2022 compared to average indebtedness of $1,505.3 million in the nine months ended September 30, 2021), which was partially offset by an increase in our debt service cost by 0.63 percentage points, mainly as a result of increase in the reference rates;

•	a $3.0 million decrease in the amortization of deferred finance costs and debt discount;

•	a $2.0 million decrease in interest expense due to capitalized interest on our vessels under construction in the nine months ended September 30, 2022 compared to none in the nine months ended September 30, 2021; and

•	a $8.6 million reduction in the recognition through our income statement of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were refinanced on April 12, 2021 and subsequently fully repaid on May 15, 2022, at which point the remaining accumulated accrued interest of $26.9 million was recognized in gain on debt extinguishment.

During the nine months ended September 30, 2022, we reduced debt and lease indebtedness by $550.8 million mainly as a result of $434.1 million of early debt and lease repayments and recognized a $22.9 million gain related to this early debt extinguishment. On the other hand, our indebtedness increased by $130 million following consummation of the loan agreement to finance our six 5,466 TEU vessels that were acquired in 2021.

As of September 30, 2022, our outstanding bank debt, gross of deferred finance costs, was $868.1 million, which includes $300 million aggregate principal amount of our Senior Notes, and our leaseback obligation was $79.6 million. These balances compare to debt of $1,165.5 million and a leaseback obligation of $242.9 million, gross of deferred finance costs, as of September 30, 2021.

Interest income decreased by $10.3 million to $1.4 million in the nine months ended September 30, 2022 compared to $11.7 million in the nine months ended September 30, 2021, mainly as a result of full collection of accrued interest on ZIM and HMM bonds, which were redeemed by the issuers thereof, in the year 2021.

Gain/(loss) on investments

A loss on investments of $176.4 million was recognized in the nine months ended September 30, 2022 compared to a gain of $491.4 million in the nine months ended September 30, 2021, each relating to the change in fair value of our investment in ZIM. In April 2022, we sold 1,500,000 of these ZIM ordinary shares resulting in proceeds to us of $85.3 million and in September 2022, we sold all of our remaining 5,686,950 ZIM ordinary shares resulting in proceeds to us of $161.3 million.

Dividend income

Dividend income of $165.4 million was recognized on ZIM ordinary shares in the nine months ended September 30, 2022 compared to $16.4 million in the nine months ended September 30, 2021.

Other finance expenses

Other finance expenses remained stable at $1.1 million in each of the nine months ended September 30, 2022 and September 30, 2021.

Equity income on investments

Equity income on investments in Gemini decreased to nil in the nine months ended September 30, 2022 compared to $68.0 million in the nine months ended September 30, 2021 following our acquisition and full consolidation of Gemini since July 1, 2021.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $2.7 million in each of the nine months ended September 30, 2022 and September 30, 2021.

Other income, net

Other income, net was $1.3 million in the nine months ended September 30, 2022 compared to $4.5 million in the nine months ended September 30, 2021. The decrease was mainly due to the collection from Hanjin Shipping of $3.9 million as a partial payment of common benefit claim and interest in the nine months ended September 30, 2021.

Income taxes

Income taxes were $18.3 million in the nine months ended September 30, 2022, related to the taxes withheld on dividend income earned on ZIM ordinary shares and compared to $4.1 million taxes withheld on dividend income in the nine months ended September 30, 2021.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019, the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018 and dividends and sales proceeds from our recently divested investment in ZIM ordinary shares. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). We used the net proceeds from the offering of Senior Notes, together with proceeds from a new $815 million senior secured credit facility with a four-year term (the “$815 Million Senior Secured Credit Facility”) and a new $135 million sale and leaseback arrangement (the “2021 Leaseback Agreement”), to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness consummated on April 12, 2021 (the “2021 Debt Refinancing”). Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, drydocking costs, installment payments for our six contracted newbuildings, debt interest payments, servicing our debt obligations, payment of dividends and repurchase of our common stock. Our long-term liquidity needs primarily relate to installment payments for our six contracted newbuildings and any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We currently expect that sources of funds available to us will be sufficient to meet our short-term liquidity and long-term liquidity requirements.

Under our existing multi-year charters as of September 30, 2022, we had $2.3 billion of total contracted cash revenues, or $233.4 million for the remainder of 2022, $785.2 million for 2023 and thereafter $1.3 billion. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. On May 5, 2022, we received $238.9 million of charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment is recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters.

As of September 30, 2022, we had cash and cash equivalents of $556.3 million. As of September 30, 2022, we had no remaining borrowing availability under our credit facilities. As of September 30, 2022, we had $868.1 million of outstanding indebtedness (gross of deferred finance costs), including $300 million relating to our Senior Notes, and $79.6 million of outstanding leaseback obligations (gross of deferred finance costs) with respect to two of our vessels. As of September 30, 2022, we were obligated to make quarterly fixed amortization payments, totaling $71.5 million to September 30, 2023, related to the long-term bank debt and aggregate payments of $27.1 million ($30.9 million including imputed interest) under our leaseback obligations to September 30, 2023 (gross of deferred finance costs).

On May 12, 2022, we early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility, which reduced the future quarterly instalments of the remaining facility to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment. On May 12, 2022, we also early terminated our leaseback obligation related to the 2021 Leaseback Agreement and repaid an aggregate outstanding amount of $94.2 million, together with additional fees amounting to $2.8 million. Additionally, in the three months ended June 30, 2022, we early repaid in full to our lenders the: (i) $43 million loan outstanding with the Macquarie Bank, (ii) $20.55 million loan outstanding with Eurobank and (iii) $9.8 million loan outstanding with SinoPac. We may also at any time and from time to time, seek to retire or purchase our outstanding debt securities through cash purchases, in open-market purchases, privately negotiated transactions or otherwise.

In June 2022, we drew down $130.0 million under a new senior secured term loan facility from BNP Paribas and Credit Agricole with five-year term, which is secured by six 5,466 TEU sister vessels acquired in 2021.

On March 11, 2022, we entered into contracts for the construction of two 7,100 TEU container vessels for an aggregate purchase price of $156.0 million, out of which $31.2 million was advanced in April 2022, $7.8 million is expected to be paid until December 31, 2022, $31.2 million is expected to be paid in 2023 and $85.8 million in 2024. On April 1, 2022, as amended on April 21, 2022, we entered into contracts for the construction of four 8,000 TEU container vessels for an aggregate purchase price of $372.7 million, out of which $56.5 million was advanced before September 30, 2022, an amount of $89.4 million was paid in October 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. Additionally, a supervision fee of $725,000 per newbuilding vessel will be payable to Danaos Shipping Company Limited.

We have declared a dividend of $0.75 per share of common stock, which is expected to amount to approximately $15.2 million in the aggregate, payable on November 30, 2022, to holders of record on November 18, 2022. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, and will be subject to conditions in the container shipping industry, our financial performance and us having sufficient available excess cash and distributable reserves.

In June 2022, we announced a share repurchase program of up to $100 million of our common stock. We repurchased 466,955 shares of our common stock in the open market for $28.6 million until September 30, 2022. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Under the share repurchase program, shares of our common stock may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

ZIM Equity Securities

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands as of December 31, 2020. In 2021, we sold 3,000,000 ZIM ordinary shares resulting in net proceeds to us of $120.7 million. In April 2022, we sold 1,500,000 ZIM ordinary shares resulting in net proceeds to us of $85.3 million and the remaining shareholding interest of 5,686,950 ordinary shares was sold for $161.3 million in September 2022. For the nine months ended September 30, 2022 we recognized a $176.4 million loss on these shares. Additionally we recognized dividend income on these shares amounting to $165.4 million gross of withholding taxes of $18.3 million in the nine months ended September 30, 2022. See Note 6, “Other Current and Non-current Assets” to our unaudited condensed consolidated financial statements included in this report.

Impact of the War in Ukraine on our Business

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, the current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, could adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol, and trade patterns involving ports in the Black Sea or Russia, and as well as impacting world energy supply and creating uncertainties in the global economy, which in turn impact containership demand. The extent of the impact will depend largely on future developments.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic had severe impacts on the global economic activity. These trends may continue for the near future as, while the availability of effective vaccines has led to a developing economic recovery in parts of the world, the success and timing of COVID-19 containment strategies are uncertain, including due to the emergence of new variants, and negative impacts are expected to reverberate beyond the duration of the pandemic itself. However, the container shipping industry, in contrast with other sectors, has already reversed many of the negative impacts suffered in the first half of 2020.

In particular as it pertains to our business, the COVID-19 pandemic initially negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined in 2020, with an estimated impact of around 1% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized and increased freight rates. The second half of 2020 through September 30, 2022 saw robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the temporary grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has resulted in negligible vessel capacity available in certain size segments as of September 30, 2022, increasing charter rates for all segments and enabled us to recharter many of our smaller vessels which had charters expiring during 2021 and 2022 at higher rates. Many liner operators and containership owners reported improved results in the second half of 2020, in 2021 and the nine months ended September 30, 2022, due in part to improving container shipping industry market conditions. Our operating revenues increased to $740.9 million in the nine months ended September 30, 2022 compared to $474.5 million in the nine months ended September 30, 2021. In the fourth quarter of 2022, containership demand and rates have declined from the recent historic highs, as supply chain constraints eased somewhat and demand for containerized cargoes declined, but currently remain at relatively strong levels.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2021 increased to $5,986 compared to $5,586 per vessel per day for the year ended December 31, 2020, mainly due to the COVID-19 related increase in crew remuneration in the year ended December 31, 2021. The average daily operating cost per vessel per day for vessels on time charter for the nine months ended September 30, 2022 increased to $6,314 compared to $6,034 per vessel per day for the nine months ended September 30, 2021, mainly due to the COVID-19 and war in Ukraine related increase in crew remuneration and increased insurance premiums of the vessels in the nine months ended September 30, 2022.

The Zero COVID-19 policy currently applied in China continues to negatively affect our business. We might continue to experience delays in Chinese shipyards where we are building two of our contracted newbuilding container vessels as well as increased expenses and decreased operating revenue due to the delays in carrying out of dry-docking and repairs of our vessels. Until recently prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices during 2020, which is a substantial expense borne by our customers, helped to bolster their financial position. Recently, fuel costs for our charterers have increased significantly along with the price of oil, and prevailing interest rates have significantly increased and are expected to increase further.

The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy, or the effects of containment strategies such as recent lockdowns imposed in China, may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels, as could any decrease in demand for consumer products and other containerized cargo as the pandemic abates or otherwise, as has been the case recently as supply chain constraints ease and inflation and declining GDP growth, the uncertainties created by the war in Ukraine and energy supply concerns, have reduced demand for containerships. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Cash Flows

	Nine Months	Nine Months
	ended	ended
	September 30, 2022	September 30, 2021
	(In thousands)
Net cash provided by operating activities	$789,244	$296,140
Net cash provided by/(used in) investing activities	$164,504	$(103,813)
Net cash used in financing activities	$(514,161)	$(164,433)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $493.1 million, to $789.2 million provided by operating activities in the nine months ended September 30, 2022 compared to $296.1 million provided by operating activities in the nine months ended September 30, 2021. The increase was the result of (i) a $243.5 million increase in operating revenues due to higher charter rates and incremental revenue generated by newly acquired vessels, (ii) a $191.4 million remaining balance of the charter revenue prepayment related to the future periods (iii) a $137.5 million increase in collection of dividends from ZIM (net of withholding taxes), which were partially offset by (iv) a $31.4 million increase in total operating expenses, (v) a $14.5 million increase in dry-docking expenses, (vi) a $8.8 million increase in net finance cost, (vii) collection of $9.1 million accumulated PIK interest income following redemption of HMM and ZIM notes in the nine months ended September 30, 2021 compared to none in the nine months ended September 30, 2022, (viii) a $11.6 million change in working capital (including $5.3 million increase in payments for claims receivable) and (ix) a partial collection of common benefit claim of $3.9 million from Hanjin Shipping in the nine months ended September 30, 2021 compared to none in the nine months ended September 30, 2022.

Net Cash Provided by/(Used in) Investing Activities

Net cash flows provided by investing activities increased by $268.3 million, to $164.5 million provided by investing activities in the nine months ended September 30, 2022 compared to $103.8 million used in investing activities in the nine months ended September 30, 2021. The increase was mainly due to (i) a $170.2 million increase in proceeds from sale of ZIM ordinary shares to $246.6 million in the nine months ended September 30, 2022 compared to $76.4 million in the nine months ended September 30, 2021, (ii) decreased by $169.0 million vessels additions and advances for vessels under construction and (iii) a $13.0 million advance payment received for the sale of two vessels in the nine months ended September 30, 2022 compared to no such receipt in the nine months ended September 30, 2021, which were partially offset by (iv) a $69.5 million decrease in bond redemption proceeds received in the nine months ended September 2021 compared to no such proceeds received in the nine months ended September 30, 2022 and (v) a $14.4 million decrease in cash and restricted cash acquired from Gemini received in the nine months ended September 30, 2021 compared to none in the nine months ended September 30, 2022.

Net Cash Used in Financing Activities

Net cash flows used in financing activities increased by $349.8 million, to $514.2 million used in financing activities in the nine months ended September 30, 2022 compared to $164.4 million used in financing activities in the nine months ended September 30, 2021 mainly due to (i) a $431.4 million increase in payments of long-term debt and leaseback obligations mainly related to the early debt extinguishment described above, (ii) a $25.7 million increase in dividend payments on our common stock and (iii) a $28.6 million increase in repurchases of our common stock in the nine months ended September 30, 2022 compared to none in the nine months ended September 30, 2021, which were partially offset by (iv) $127.7 million net proceeds from a new credit facility drawn down in the nine months ended September 30, 2022, (v) a $5.5 million decrease in payments of accumulated accrued interest and (vi) a $2.7 million decrease in finance costs.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, debt discount and other finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividends received, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs, debt discount and other finance costs accrued, gain/loss on investments, equity income on investments, gain on debt extinguishment and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Nine Months	Nine Months
	ended	ended
	September 30, 2022	September 30, 2021
	(In thousands)
Net income	$406,489	$886,844
Depreciation and amortization of right-of-use assets	101,253	82,909
Amortization of deferred drydocking & special survey costs	9,006	7,627
Amortization of assumed time charters	(46,256)	(9,318)
Amortization of deferred realized losses of cash flow interest rate swaps	2,709	2,709
Amortization of finance costs, debt discount and other finance fees accrued	9,393	12,579
Interest income	(1,444)	(11,661)
Interest expense	39,768	38,978
Income taxes	18,250	4,094
EBITDA	539,168	1,014,761
(Gain)/loss on investments and dividend withholding taxes	158,136	(495,498)
Gain on debt extinguishment	(22,939)	(111,616)
Equity income on investments	-	(64,063)
Stock based compensation	373	6,055
Adjusted EBITDA	$674,738	$349,639

EBITDA decreased by $475.6 million, to $539.2 million in the nine months ended September 30, 2022 from $1,014.8 million in the nine months ended September 30, 2021. This decrease was mainly attributed to a change in fair value of investment and dividends from ZIM of $518.8 million, a $88.7 million decrease in gain on debt extinguishment, a $25.7 million increase in total operating expenses, a $68.0 million decrease in our equity income from our investment in Gemini following our acquisition and full consolidation of Gemini since July 1, 2021, a partial collection of common benefit claim of $3.9 million from Hanjin Shipping in the nine months ended September 30, 2021, which were partially offset by a $229.5 million increase in operating revenues (net of $36.9 million increase in amortization of assumed time charters).

Adjusted EBITDA increased by $325.1 million, to $674.7 million in the nine months ended September 30, 2022 from $349.6 million in the nine months ended September 30, 2021. This increase was mainly attributed to a $229.5 million increase in operating revenues (net of $36.9 million increase in amortization of assumed time charters) and a $134.9 million increase in dividend from ZIM (net of withholding taxes), which were partially offset by a $31.4 million increase in total operating expenses, a $4.0 million decrease in our equity income from our investment in Gemini following our acquisition and full consolidation of Gemini since July 1, 2021 and a partial collection of common benefit claim of $3.9 million from Hanjin Shipping in the nine months ended September 30, 2021. Adjusted EBITDA for the nine months ended September 30, 2022 is adjusted for a $158.1 million change in fair value of the investment in ZIM and dividend withholding taxes, a gain on debt extinguishment of $22.9 million and $0.4 million of stock-based compensation.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2021 Debt Refinancing, which are described in Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report. Our existing credit facilities are secured by, among other things, our vessels (as described below). We do not have any additional amounts available for borrowing under our existing credit facilities. The following summarizes certain terms of our credit facilities and our Senior Notes:

Credit Facility	Outstanding Principal Amount (in millions) (1)	Collateral Vessels
Citibank/Natwest $815 mil. Facility(2)	$450.6	The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the Hyundai Smart, the Express Berlin, the Le Havre, the Derby D, the Phoenix D (ex Vladivostok), the Advance, the Stride, the Future, the Sprinter, the Amalia C, the Zebra, the Artotina, the Dimitris C, the Zim Savannah, the Europe, the Dimitra C, the Hyundai Speed, the Express Rome, the CMA CGM Rabelais, the Pusan C, the Tongala, the CMA CGM Moliere, the CMA CGM Musset, the Rio Grande, the Zim Sao Paolo, the Zim Kingston, the Colombo, the Seattle C, the Vancouver, the Singapore, the Express Athens, the Hyundai Ambition, the Dalian, the Express Brazil, the YM Maturity, the Express Black Sea, the Zim Luanda, the CMA CGM Nerval and the YM Mandate
BNP Paribas/Credit Agricole $130 mil. Facility(2)	$125.0	The Wide Alpha, the Stephanie C (ex Wide Bravo), the Maersk Euphrates, the Wide Hotel, the Wide India and the Wide Juliet
Senior Notes	$300.0	None

(1)	As of September 30, 2022.

(2)	Danaos Corporation is the borrower, and its subsidiaries owning the collateral vessels set forth opposite the name of the facility in the table, are guarantors, under this credit facility.

As of September 30, 2022, there was no remaining borrowing availability under any of our credit facilities. We were in compliance with the financial covenants of the credit facilities as of September 30, 2022 and December 31, 2021. As of September 30, 2022 fifteen of our vessels were unencumbered. For additional information regarding the credit facilities and related repayment schedule, please refer to Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report.

In May 2020, we refinanced two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect, through a sale and leaseback arrangement with a four-year term at the end of which we will reacquire the vessels for an aggregate amount of $36.0 million, or earlier, at our option. Additionally, on July 1, 2021, we acquired a finance lease liability related to the Gemini’s vessels Suez Canal and Kota Lima, which expired in July 2022. On May 12, 2022, we early repaid our leaseback obligation related to the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson. Following the repayment of the leaseback obligations, we acquired the legal title of these seven vessels. As of September 30, 2022, we had a total of $79.6 million of outstanding leasing obligations, which relate to the vessels Hyundai Honour and the Hyundai Respect.

On May 12, 2022, we early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility. The future quarterly instalments of the remaining facility were reduced to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment

Additionally, in the second quarter of 2022, we early repaid in full to our lenders the (i) $43 million loan outstanding with Macquarie Bank, (ii) $20.6 million loan outstanding with Eurobank and (iii) $9.8 million loan outstanding with SinoPac.

In June 2022, we drew down $130.0 million under a senior secured term loan facility from BNP Paribas and Credit Agricole with a five-year term, which is secured by six 5,466 TEU sister vessels acquired in 2021.

Subsequent to September 30, 2022, we reached an in principle agreement with Citibank and Alpha Bank to refinance the currently outstanding balance of the Citibank/Natwest $815 mil. Facility amounting to $437.75 million with two credit facilities as follows:

o	a $382.5 million Revolving Credit Facility with Citibank reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity, in the fourth quarter of 2027, to be secured by sixteen of our vessels; and

o	a $55.25 million Term Loan with Alpha Bank repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each together with a balloon payment of $17.75 million at maturity, in the fourth quarter of 2027, to be secured by two of our vessels.

These facilities are subject to negotiation and entry into definitive documentation currently expected to be finalized before December 31, 2022.

See Note 4 “Fixed Assets, net and Right-of-use Assets”, Note 8 “Long-term Debt, net” and the Note 15 “Subsequent Events” to our unaudited condensed consolidated financial statements included in this report.

Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The net proceeds from the offering were initially placed into an escrow account, with Citibank, N.A., as escrow agent, and subsequently released in April 2021 for use in connection with the 2021 Debt Refinancing.

The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028. The Senior Notes are general senior unsecured obligations of Danaos Corporation.

For additional details regarding the Senior Notes please refer to Note 8, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the nine months ended September 30, 2022 and 2021.

Inflation and Interest Rates Risk

We continue to see near-term impacts on our business due to elevated inflation in the United States of America, Eurozone and other countries, including ongoing global prices pressures in the wake of the war in Ukraine, driving up energy prices, commodity prices, which continue to affect our operating expenses. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital for our business.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of September 30, 2022.

•	on an actual basis; and

•	on an as adjusted basis to reflect, in the period from October 1, 2022 to November 7, 2022, the scheduled debt repayment under the Citibank/Natwest $815 million Senior Secured Credit Facility amounting to $12.9 million and scheduled $2.2 million repayments related to our leasing obligations.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between October 1, 2022 and November 7, 2022.

	As of September 30, 2022
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Citibank/Natwest $815 mil. Facility	$450,625	$437,750
Senior unsecured notes	300,000	300,000
BNP Paribas/Credit Agricole $130 mil. Facility	125,000	125,000
Leasing obligations	79,605	77,365
Total debt (1)(2)(5)	955,230	940,115
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,055,880 shares issued and 20,249,654 shares outstanding; actual and as adjusted (3)	202	202
Additional paid-in capital (3)	742,508	742,508
Accumulated other comprehensive loss	(68,746)	(68,746)
Retained earnings (4)	1,748,778	1,748,778
Total stockholders’ equity	2,422,742	2,422,742
Total capitalization	$3,377,972	$3,362,857

(1)	All of the indebtedness reflected in the table, other than our Senior Notes due 2028 ($300.0 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of leasing obligations of our subsidiaries ($79.6 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($575.6 million on an actual basis). See Note 4 “Fixed Assets, net and Right-of-use Assets” and Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.

(2)	Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $7.6 million and $22.7 million, respectively.

(3)	Actual and as adjusted issued and outstanding common stock include 19,076 shares of restricted stock, which are scheduled to vest on December 31, 2022, subject to satisfaction of the vesting terms.

(4)	Does not reflect dividend of $0.75 per share of common stock declared by the Company payable on November 30, 2022 to holders of record as of November 18, 2022.

(5)	As adjusted total debt does not reflect the currently expected refinancing of the Citibank/Natwest $815 mil. Facility disclosed under Note 15 “Subsequent Events” to our unaudited condensed consolidated financial statements included elsewhere in this report.

Our Fleet

The following table describes in detail our fleet deployment profile as of November 7, 2022:

Vessel Details			Charter Arrangements
Vessel Name	Year Built	Size (TEU)	Expiration of Charter (1)	Charterer	Contracted Employment through (2)	Charter Rate (3)		Extension Options (4)
								Period	Charter Rate
Hyundai Ambition	2012	13,100	June 2024	HMM	June 2024	$64,918		+ 3 years	$60,418
Hyundai Speed	2012	13,100	June 2024	HMM	June 2024	$64,918		+ 3 years	$60,418
Hyundai Smart	2012	13,100	May 2024	HMM	May 2024	$64,918		+ 3 years	$60,418
Hyundai Respect (5)	2012	13,100	March 2024	HMM	March 2024	$64,918		+ 3 years	$60,418
Hyundai Honour (5)	2012	13,100	February 2024	HMM	February 2024	$64,918		+ 3 years	$60,418
Express Rome	2011	10,100	March 2023	Hapag Lloyd	March 2023	$29,000		+ 10 to 14 months	$30,000
Express Berlin	2011	10,100	June 2023	Yang Ming	June 2023	$27,750		+ 3 months	$27,750
Express Athens	2011	10,100	March 2023	Hapag Lloyd	March 2023	$29,000		+ 10 to 14 months	$30,000
Le Havre	2006	9,580	June 2028	MSC	August 2023	$23,000
				Confidential (10)	June 2028	$58,500		+ 4 months	$58,500
Pusan C	2006	9,580	May 2028	MSC	July 2023	$23,000
				Confidential (10)	May 2028	$58,500		+ 4 months	$58,500
Bremen	2009	9,012	January 2028	MSC	March 2023	$23,000
				Confidential (10)	January 2028	$56,000		+ 4 months	$56,000
C Hamburg	2009	9,012	January 2028	MSC	March 2023	$23,000
				Confidential (10)	January 2028	$56,000		+ 4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2026	$47,500		+ 4 months	$47,500
Belita (8)	2006	8,533	July 2026	CMA CGM	July 2026	$45,000		+ 6 months	$45,000
Kota Manzanillo (ex Charleston)	2005	8,533	February 2026	PIL	February 2026	$47,500		+ 4 months	$47,500
CMA CGM Melisande	2012	8,530	June 2024	CMA CGM	December 2023	$43,000
					June 2024	at market	(6)	+ 6 months	at market	(6)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	April 2023	$43,000
					October 2023	at market	(6)	+ 6 months	at market	(6)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	May 2023	$43,000
					November 2023	at market	(6)	+ 6 months	at market	(6)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	July 2023	$43,000
					January 2024	at market	(6)	+ 6 months	at market	(6)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	September 2023	$43,000
					March 2024	at market	(6)	+ 6 months	at market	(6)
America	2004	8,468	April 2028	MSC	June 2023	$22,000
				Confidential (10)	April 2028	$56,000		+ 4 months	$56,000
Europe	2004	8,468	May 2028	MSC	July 2023	$22,000
				Confidential (10)	May 2028	$56,000		+ 4 months	$56,000
Kota Santos (ex Phoebe)	2005	8,463	August 2026	PIL	August 2023	$60,000
					August 2025	$55,000
					August 2026	$50,000		+ 4 months	$55,000
CMA CGM Moliere	2009	6,500	March 2027	Confidential (10)	March 2027	$55,000		+ 2 months	$55,000
CMA CGM Musset	2010	6,500	September 2025	Confidential (10)	September 2025	$60,000		+ 23 to 25 months	$55,000
CMA CGM Nerval	2010	6,500	November 2025	Confidential (10)	December 2022	$149,167
					November 2025	$40,000		+ 23 to 25 months	$30,000
CMA CGM Rabelais	2010	6,500	January 2026	Confidential (10)	February 2023	$144,167
					January 2026	$40,000		+ 23 to 25 months	$30,000
CMA CGM Racine	2010	6,500	March 2023	Confidential (10)	March 2023	$133,333		+ 6 months	$133,333
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028	$26,890	(7)	+ 8 months	$26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028	$26,890	(7)	+ 8 months	$26,890
Leo C (8) (11)	2002	6,422	November 2022	MSC	November 2022	$18,000
Catherine C (8) (11)	2001	6,422	November 2022	MSC	November 2022	$18,000
Dimitra C	2002	6,402	January 2024	Hapag Lloyd	February 2023	$20,000
					January 2024	$21,500		+ 3 months	$21,500
Zim Savannah	2002	6,402	May 2024	ZIM	May 2024	$36,000		+ 6 months	$36,000
Kota Lima (8)	2002	5,544	November 2024	PIL	November 2024	$39,999		+ 4 months	$39,999
								+ 10 to 14 months	$27,500
								+ 10 to 12 months	$24,000
Suez Canal (8)	2002	5,610	March 2023	TS Lines	March 2023	$30,000		+ 4 months	$30,000
Wide Alpha (9)	2014	5,466	March 2024	ONE	March 2024	$18,500		+ 3 months	$18,500
Stephanie C (ex Wide Bravo)(9)	2014	5,466	June 2025	Confidential (10)	June 2025	$55,500		+ 4 months	$55,500
Maersk Euphrates (9)	2014	5,466	April 2024	Maersk	April 2024	$17,500		+ 4 months	$17,500
Wide Hotel (9)	2015	5,466	May 2024	ONE	May 2024	$18,500		+ 3 months	$18,500

Vessel Details			Charter Arrangements
Vessel Name	Year Built	Size (TEU)	Expiration of Charter (1)	Charterer	Contracted Employment through (2)	Charter Rate (3)	Extension Options (4)
							Period	Charter Rate
Wide India (9)	2015	5,466	September 2025	Confidential (10)	September 2025	$53,500	+4 months	$53,500
Wide Juliet (9)	2015	5,466	June 2023	ONE	June 2023	$19,950	+3 months	$19,950
Rio Grande	2008	4,253	November 2024	OOCL	January 2023	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
ZIM Sao Paolo	2008	4,253	February 2023	ZIM	February 2023	$21,150	+ 4 months	$21,150
							+ 13 months	$25,000
ZIM Kingston	2008	4,253	April 2023	ZIM	April 2023	$25,500	+ 4 months	$25,500
ZIM Monaco	2009	4,253	October 2024	ZIM	April 2023	$22,000
				Confidential (10)	October 2024	$53,000	+ 6 months	$53,000
Dalian	2009	4,253	March 2023	KMTC	March 2023	$30,750
			April 2026	Confidential (10)	April 2026	$48,000	+ 3 months	$48,000
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025	$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	October 2024	OOCL	December 2022	$68,000
					November 2023	$50,000
					October 2024	$17,000	+ 2 months	$45,000
Vancouver	2007	4,253	November 2024	OOCL	January 2023	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
Derby D	2004	4,253	January 2027	CMA CGM	January 2027	$36,275	+ 3 months	$36,275
Tongala	2004	4,253	November 2024	ZIM	May 2023	$30,750
				Confidential (10)	November 2024	$53,000	+ 6 months	$53,000
Dimitris C	2001	3,430	November 2025	CMA CGM	November 2025	$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	May 2023	Maersk	May 2023	$26,500	+ 4 months	$26,500
Express Brazil	2010	3,400	June 2025	CMA CGM	June 2025	$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	September 2025	$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Singapore	2004	3,314	May 2024	OOCL	November 2022	$44,000
					November 2023	$38,450
					May 2024	$21,000	+ 6 months	$37,000
Colombo	2004	3,314	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Maersk	November 2024	$32,000	+ 4 months	$32,000
Artotina	2001	2,524	May 2025	Confidential (10)	May 2025	$28,000	+2 months	$28,000
Amalia C	1998	2,452	January 2023	OOCL	January 2023	$24,000	+ 2 months	$24,000
Phoenix D (ex Vladivostok)	1997	2,200	March 2025	Maersk	March 2025	$28,000	+ 6 months	$28,000
Stride	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Sprinter	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Future	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Advance	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	December 2024	$23,000	+ 6 months	$23,000
Highway	1998	2,200	July 2023	Cosco Confidential (10)	December 2022 July 2023	$17,000 $16,000	+1 month	$16,000
Progress C	1998	2,200	November 2024	Cosco	November 2024	$26,250	+ 2 months	$26,250

1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	A subsidiary of Danaos Corporation holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
6.	Daily charter rate for the contracted period of minimum 6 months – maximum 12 months will be the prevailing market rate at that time for such period.
7.	Bareboat charter rate.
8.	Vessels previously owned by Gemini Shipholdings Corporation, in which Danaos Corporation held a 49% equity interest through the end of the second quarter of 2021. On July 1, 2021, Danaos Corporation exercised its option to acquire the remaining 51% equity interests in Gemini Shipholdings Corporation and now holds 100%.
9.	We took delivery of: (i) ‘Maersk Euphrates’ on August 25, 2021, (ii) ‘Wide India’ on September 20, 2021, (iii) ‘Stephanie C (ex Wide Bravo)’ on September 23, 2021, (iv) ‘Wide Juliet’ on September 27, 2021, (v) ‘Wide Alpha’ on September 28, 2021, and (vi) ‘Wide Hotel’ on October 6, 2021.
10.	Charterer not disclosed due to confidentiality arrangements.
11.	We have agreed to sell two of our vessels, Catherine C and Leo C, for gross proceeds of $130 million, which are expected to be delivered to their buyers in November 2022.

The specifications of our 6 contracted vessels under construction as of November 7, 2022 are as follows:

Name	Year Built	Size (TEU)	Shipyard	Expected Delivery Period
Hull No. C7100-7	2024	7,100	Dalian Shipbuilding Industry	2nd Quarter 2024
Hull No. C7100-8	2024	7,100	Dalian Shipbuilding Industry	3rd Quarter 2024
Hull No. HN4009	2024	8,000	Daehan Shipbuilding	1st Quarter 2024
Hull No. HN4010	2024	8,000	Daehan Shipbuilding	2nd Quarter 2024
Hull No. HN4011	2024	8,000	Daehan Shipbuilding	2nd Quarter 2024
Hull No. HN4012	2024	8,000	Daehan Shipbuilding	3rd Quarter 2024

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards constructing our contracted newbuilding vessels, performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, Danaos’ ability to achieve the expected benefits of the 2021 Debt Refinancing and comply with the terms of its new credit facilities and other financing agreements entered into in connection with the 2021 Debt Refinancing, and to complete and achieve the expected benefits of refinancing our existing Citibank/Natwest credit facility with two new credit facilities as planned, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events, including the conflict in Ukraine and related sanctions, or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		September 30,	December 31,
	Notes	2022	2021
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$556,343	$129,410
Restricted cash	3	$13,000	$346
Accounts receivable, net		5,132	7,118
Inventories		15,860	12,579
Prepaid expenses		2,399	2,032
Due from related parties	14	31,612	21,875
Other current assets	6	44,458	459,132
Total current assets		668,804	632,492
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,160,129 (2021: $1,055,792)	4	2,843,415	2,861,651
Right-of-use assets, net of accumulated amortization of (2021: $3,085)	4	-	79,442
Advances for vessels under construction	4	89,747	-
Deferred charges, net	5	18,954	11,801
Other non-current assets	6	75,368	41,739
Total non-current assets		3,027,484	2,994,633
Total assets		$3,696,288	$3,627,125
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$18,476	$18,925
Accrued liabilities	7	20,624	20,846
Current portion of long-term debt, net	8	71,500	95,750
Current portion of long-term leaseback obligation, net	4	27,077	85,815
Accumulated accrued interest, current portion		-	6,146
Unearned revenue		134,307	83,180
Other current liabilities		16,311	8,645
Total current liabilities		288,295	319,307
LONG-TERM LIABILITIES
Long-term debt, net	8	774,972	1,017,916
Long-term leaseback obligation, net of current portion	4	51,378	136,513
Accumulated accrued interest, net of current portion		-	24,155
Unearned revenue, net of current portion		130,588	37,977
Other long-term liabilities		28,313	3,234
Total long-term liabilities		985,251	1,219,795
Total liabilities		1,273,546	1,539,102
Commitments and Contingencies	10
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of September 30, 2022 and December 31, 2021)	11	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of September 30, 2022 and December 31, 2021. 25,055,880 and 25,056,009 shares issued as of September 30, 2022 and December 31, 2021; and 20,249,654 and 20,716,738 shares outstanding as of September 30, 2022 and December 31, 2021)	11	202	207
Additional paid-in capital		742,508	770,676
Accumulated other comprehensive loss	9	(68,746)	(71,455)
Retained earnings		1,748,778	1,388,595
Total stockholders’ equity		2,422,742	2,088,023
Total liabilities and stockholders’ equity		$3,696,288	$3,627,125

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2022	2021	2022	2021
OPERATING REVENUES	12	$260,037	$195,915	$740,861	$474,467

OPERATING EXPENSES
Voyage expenses	14	(10,320)	(8,055)	(26,952)	(17,249)
Vessel operating expenses		(39,186)	(34,674)	(118,929)	(98,692)
Depreciation and amortization of right-of-use assets		(34,141)	(31,011)	(101,253)	(82,909)
Amortization of deferred drydocking and special survey costs	5	(3,084)	(2,573)	(9,006)	(7,627)
General and administrative expenses	14	(7,157)	(7,342)	(21,684)	(25,367)
Income From Operations		166,149	112,260	463,037	242,623

OTHER INCOME (EXPENSES):
Interest income		1,323	152	1,444	11,661
Interest expense		(15,968)	(18,093)	(49,161)	(51,408)
Gain/(loss) on investments	6	(107,290)	47,239	(176,386)	491,404
Dividend income	6	27,013	16,374	165,399	16,374
Gain on debt extinguishment	8	-	-	22,939	111,616
Equity income on investments		-	64,063	-	68,028
Other finance expenses		(155)	(99)	(1,096)	(1,133)
Other income/(expenses), net	10	411	338	1,272	4,482
Loss on derivatives	9	(913)	(913)	(2,709)	(2,709)
Total Other Income/(Expenses), net		(95,579)	109,061	(38,298)	648,315

Income before income taxes		70,570	221,321	424,739	890,938
Income taxes	6	(3,770)	(4,094)	(18,250)	(4,094)
Net Income		$66,800	$217,227	$406,489	$886,844

EARNINGS PER SHARE
Basic earnings per share		$3.29	$10.67	$19.77	$43.61
Diluted earnings per share		$3.29	$10.55	$19.75	$43.11
Basic weighted average number of common shares (in thousands)	13	20,299	20,354	20,560	20,334
Diluted weighted average number of common shares (in thousands)	13	20,318	20,598	20,579	20,571

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2022	2021	2022	2021
Net income for the period		$66,800	$217,227	$406,489	$886,844
Other comprehensive income:
Unrealized gain on available for sale securities		-	1,086	-	20,803
Reclassification to interest income		-	-	-	(8,695)
Amortization of deferred realized losses on cash flow hedges	9	913	913	2,709	2,709
Total Other Comprehensive Income		913	1,999	2,709	14,817
Comprehensive Income		$67,713	$219,226	$409,198	$901,661

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2020	20,449	$204	$755,390	$(86,669)	$366,652	$1,035,577
Net Income	—	—	—	—	296,780	296,780
Stock compensation	150	2	4,907	—	—	4,909
Net movement in other comprehensive income	—	—	—	20,480	—	20,480
As of March 31, 2021	20,599	$206	$760,297	$(66,189)	$663,432	$1,357,746
Net Income	—	—	—	—	372,837	372,837
Dividends	—	—	—	—	(10,300)	(10,300)
Stock compensation	—	—	570	—	—	570
Issuance of common stock	—	—	2	—	—	2
Net movement in other comprehensive income	—	—	—	(7,662)	—	(7,662)
As of June 30, 2021	20,599	$206	$760,869	$(73,851)	$1,025,969	$1,713,193
Net Income	—	—	—	—	217,227	217,227
Dividends	—	—	—	—	(10,300)	(10,300)
Stock compensation	(2)	—	576	—	—	576
Issuance of common stock	—	—	5	—	—	5
Net movement in other comprehensive income	—	—	—	1,999	—	1,999
As of September 30, 2021	20,597	$206	$761,450	$(71,852)	$1,232,896	$1,922,700

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2021	20,717	$207	$770,676	$(71,455)	$1,388,595	$2,088,023
Net Income	—	—	—	—	331,465	331,465
Dividends	—	—	—	—	(15,537)	(15,537)
Stock compensation	—	—	124	—	—	124
Net movement in other comprehensive income	—	—	—	893	—	893
As of March 31, 2022	20,717	$207	$770,800	$(70,562)	$1,704,523	$2,404,968
Net Income	—	—	—	—	8,224	8,224
Repurchase of common stock	(178)	(2)	(11,206)	—	—	(11,208)
Dividends	—	—	—	—	(15,538)	(15,538)
Stock compensation	—	—	124	—	—	124
Issuance of common stock	—	—	5	—	—	5
Net movement in other comprehensive income	—	—	—	903	—	903
As of June 30, 2022	20,539	$205	$759,723	$(69,659)	$1,697,209	$2,387,478
Net Income	—	—	—	—	66,800	66,800
Repurchase of common stock	(289)	(3)	(17,342)	—	—	(17,345)
Dividends	—	—	—	—	(15,231)	(15,231)
Stock compensation	—	—	125	—	—	125
Issuance of common stock	—	—	2	—	—	2
Net movement in other comprehensive income	—	—	—	913	—	913
As of September 30, 2022	20,250	$202	$742,508	$(68,746)	$1,748,778	$2,422,742

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Nine months ended
	September 30,
	2022	2021
Cash Flows from Operating Activities
Net income	$406,489	$886,844
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets	101,253	82,909
Amortization of deferred drydocking and special survey costs	9,006	7,627
Amortization of assumed time charters	(46,256)	(9,318)
Amortization of finance costs	6,960	8,961
Exit fee accrued on debt	-	149
Debt discount amortization	2,433	3,469
Loss/ (gain) on investments	176,386	(491,404)
Gain on debt extinguishment	(22,939)	(111,616)
Equity income on investments	-	(68,028)
PIK interest	-	726
Payments for drydocking and special survey costs deferred	(16,159)	(1,615)
Stock based compensation	373	6,055
Amortization of deferred realized losses on interest rate swaps	2,709	2,709
(Increase)/Decrease in
Accounts receivable	1,986	879
Inventories	(3,281)	(1,526)
Prepaid expenses	(367)	(110)
Due from related parties	(9,737)	(2,275)
Other assets, current and non-current	(40,168)	(17,182)
Increase/(Decrease) in
Accounts payable	(449)	2,894
Accrued liabilities	(208)	1,397
Unearned revenue, current and long-term	189,994	(5,089)
Other liabilities, current and long-term	31,219	(316)
Net Cash provided by Operating Activities	789,244	296,140
Cash Flows from Investing Activities
Vessels additions and advances for vessels under construction	(95,134)	(264,078)
Advances for sale of vessels	13,000	-
Investments	246,638	145,877
Acquired cash and cash equivalents	-	14,388
Net Cash provided by/(used in) Investing Activities	164,504	(103,813)
Cash Flows from Financing Activities
Proceeds from long-term debt	127,725	1,105,311
Payments of long-term debt	(401,000)	(1,319,425)
Proceeds from sale-leaseback of vessels	-	135,000
Payments of leaseback obligation	(146,866)	(37,377)
Dividends paid	(46,298)	(20,593)
Repurchase of common stock	(28,553)	-
Payments of accumulated accrued interest	(3,373)	(8,890)
Finance costs	(15,796)	(18,459)
Net Cash used in Financing Activities	(514,161)	(164,433)
Net Increase in cash, cash equivalents and restricted cash	439,587	27,894
Cash, cash equivalents and restricted cash at beginning of period	129,756	65,663
Cash, cash equivalents and restricted cash at end of period	$569,343	$93,557
Supplemental cash flow information: Cash paid for interest, net of amounts capitalized	$44,029	$35,050

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of September 30, 2022, the condensed consolidated results of operations for the three and nine months ended September 30, 2022 and 2021 and the condensed consolidated cash flows for the nine months ended September 30, 2022 and 2021. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2021. The results of operations for the three and nine months ended September 30, 2022, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements. These condensed consolidated financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates. The consolidated companies are referred to as “Danaos,” or “the Company.”

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

As of September 30, 2022, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo (ex Charleston)	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Kota Santos (ex Phoebe)	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Kingsland International Shipping Limited	June 26, 2015	Catherine C	2001	6,422
Leo Shipping and Trading S.A.	October 29, 2015	Leo C	2002	6,422
Actaea Company Limited	October 14, 2014	Zim Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Stephanie C (ex Wide Bravo)	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Phoenix D (ex Vladivostok)	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Vessels under construction
Boxsail (No. 1) Corp.	March 4, 2022	Hull No. C7100-7	2024	7,100
Boxsail (No. 2) Corp.	March 4, 2022	Hull No. C7100-8	2024	7,100
Teushipper (No. 1) Corp.	March 14, 2022	Hull No. HN4009	2024	8,000
Teushipper (No. 2) Corp.	March 14, 2022	Hull No. HN4010	2024	8,000
Teushipper (No. 3) Corp.	March 14, 2022	Hull No. HN4011	2024	8,000
Teushipper (No. 4) Corp.	March 14, 2022	Hull No. HN4012	2024	8,000

(1)	Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may have a negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne container trade and containership charter rates, which was mainly experienced in the first half of 2020. The extent of the impact will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Impact of the war in Ukraine on the Company’s Business

As disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, the current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, could adversely affect the crewing operations of the Company’s Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol, and trade patterns involving ports in the Black Sea or Russia. The extent of the impact will depend largely on future developments.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022. During the nine months ended September 30, 2022, there were no significant changes made to the Company’s significant accounting policies.

3	Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of
	September 30, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$556,343	$129,410	$65,663
Restricted cash	13,000	346	-
Total	$569,343	$129,756	$65,663

The Company received an advance payment for sale of the vessels of $13.0 million, which is held in an escrow account as of September 30, 2022. Additionally, the Company was required to maintain cash in a retention account as collateral for the then upcoming scheduled debt payments related to the now repaid Eurobank $30 mil. facility, which was recorded in restricted cash under current assets as of December 31, 2021.

4	Fixed Assets, net & Right-of-use Assets

On April 1, 2022, the Company entered into contracts, as amended on April 21, 2022, for the construction of four 8,000 TEU container vessels for an aggregate purchase price of $372.7 million, out of which $56.5 million was advanced before September 30, 2022, an amount of $89.4 was paid in October 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. On March 11, 2022, the Company entered into contracts for the construction of two 7,100 TEU container vessels for an aggregate purchase price of $156.0 million, out of which $31.2 million was advanced in April 2022, $7.8 million is expected to be paid until December 31, 2022, $31.2 million is expected to be paid in 2023 and $85.8 million in 2024. Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited.

On January 17, 2022, the Company entered into agreements to sell its vessels Catherine C and Leo C for an aggregate gross consideration of $130.0 million, out of which $13.0 million was advanced by the buyer and is held in an escrow account as of September 30, 2022. The vessels are expected to be delivered to the buyer in November 2022.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to $46.3 million in the nine months ended September 30, 2022 and is presented under “Operating revenues” in the condensed consolidated statement of income. The aggregate future amortization of the assumed time charters as of September 30, 2022 is as follows (in thousands):

Amortization by 12-months period ended:
September 30, 2023	$27,248
May 2024	8,950
Total	36,198
Less: Current portion	(27,248)
Total non-current portion	$8,950

The amount of $27.2 million is presented under current “Unearned revenue” and $9.0 million under “Unearned revenue, net of current portion” in the condensed consolidated balance sheet as of September 30, 2022.

4	Fixed Assets, net & Right-of-use Assets (Continued)

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $504.1 million as of September 30, 2022 and as of December 31, 2021. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap prices. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability.

On April 12, 2021, the Company entered into a sale and leaseback arrangement for the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson amounting to gross proceeds of $135.0 million with a five year term, at the end of which the Company will reacquire these vessels for an aggregate amount of $31.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. This leaseback liability was early repaid in full on May 12, 2022.

On July 1, 2021, the Company acquired a finance lease liability related to Gemini’s vessels Suez Canal and Kota Lima, which expired in July 2022.

Under these lease arrangements, the Company is required to be in compliance with the same financial covenants as required by the Citibank/Natwest $815 million senior secured facility – see Note 8 “Long-Term Debt, net”.

The carrying value of the two vessels subject to leasing obligations amounted to $251.1 million as of September 30, 2022.

The scheduled aggregate leasing instalments subsequent to September 30, 2022 are as follows (in thousands):

Instalments due by 12-months period ended:
September 30, 2023	$30,915
Until May 2024	54,041
Total leasing instalments	84,956
Less: Imputed interest	(5,351)
Total leasing obligation	79,605
Less: Deferred finance costs, net	(1,150)
Less: Current leasing obligation	(27,077)
Leasing obligation, net of current portion	$51,378

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5	Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2021	$17,339
Additions	4,643
Amortization	(10,181)
As of December 31, 2021	11,801
Additions	16,159
Amortization	(9,006)
As of September 30, 2022	$18,954

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6	Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	As of	As of
	September 30, 2022	December 31, 2021
Equity participation ZIM	-	$423,024
Straight-lining of revenue	22,386	18,997
Claims receivable	15,210	8,919
Other assets	6,862	8,192
Total current assets	$44,458	$459,132

Other non-current assets	75,368	41,739
Total non-current assets	$75,368	$41,739

The Company’s shareholding interest in ZIM of 7,186,950 ordinary shares was fair valued at $423.0 million and presented under “Other current assets” in the condensed consolidated balance sheet as of December 31, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. In April 2022, the Company sold 1,500,000 ordinary shares of ZIM resulting in net proceeds of $85.3 million. The remaining shareholding interest of 5,686,950 ordinary shares were sold for $161.3 million in September 2022. For the nine months ended September 30, 2022 and September 30, 2021, the Company recognized $176.4 million loss and $491.4 million of gain on these shares, respectively. These gains/losses are reflected under “Gain/(loss) on investments” in the condensed consolidated statement of income. Additionally, the Company recognized dividend income on these shares amounting to $165.4 million and $16.4 million in the nine months ended September 30, 2022 and September 30, 2021, respectively, gross of withholding taxes of $18.3 million and $4.1 million in the nine months ended September 30, 2022 and September 30, 2021, respectively, which were recognized under “Dividend income” and “Income taxes” in the condensed consolidated statement of income, respectively.

Other non-current assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $71.7 million and $39.9 million as of September 30, 2022 and December 31, 2021, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	September 30, 2022	December 31, 2021
Accrued payroll	$131	$1,001
Accrued interest	7,351	11,873
Accrued dry-docking expenses	3,639	280
Accrued expenses	9,503	7,692
Total	$20,624	$20,846

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of September 30, 2022 and December 31, 2021.

8	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of September 30, 2022	Balance as of December 31, 2021
Citibank/Natwest $815 mil. Facility	$450,625	$774,250
BNP Paribas/Credit Agricole $130 mil. Facility	125,000	-
Senior unsecured notes	300,000	300,000
Macquarie Bank $58 mil. Facility	-	45,600
SinoPac $13.3 mil. Facility	-	10,800
Eurobank $30.0 mil. Facility	-	21,375
Fair value of debt adjustment	(7,557)	(9,990)
Total long-term debt	$868,068	$1,142,035
Less: Deferred finance costs, net	(21,596)	(28,369)
Less: Current portion	(71,500)	(95,750)
Total long-term debt net of current portion and deferred finance cost	$774,972	$1,017,916

On May 12, 2022, the Company early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility, which reduced the future quarterly instalments of the remaining Citibank facility to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment. In the second quarter of 2022, the Company also early repaid (i) $43.0 million loan outstanding with Macquarie Bank (ii) $20.6 million loan outstanding with Eurobank and (iii) $9.8 million loan outstanding with SinoPac. These debt extinguishments resulted in a total net gain on debt extinguishment of $22.9 million in the nine months ended September 30, 2022 compared to total net gain on debt extinguishment of $111.6 million related to the debt refinancing on April 12, 2021. The Company incurred interest expense amounting to $41.8 million (including interest on leaseback obligations), out of which $2.0 million was capitalized in the nine months ended September 30, 2022 compared to $39.0 million of interest expense incurred (including interest on leaseback obligations) and none capitalized in the nine months ended September 30, 2021.

In June 2022, the Company drew down $130.0 million of senior secured term loan facility from BNP Paribas and Credit Agricole, which is secured by six 5,466 TEU sister vessels acquired in 2021. This facility is repayable in eight quarterly instalments of $5.0 million, twelve quarterly instalments of $1.9 million together with a balloon payment of $67.2 million payable over five-year term. The facility bears interest at daily non-cumulative compounded RFR rate plus a margin of 2.16% as adjusted by the sustainability margin adjustment.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Long-Term Debt, net (Continued)

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred over the life of the bond and recognized through the new effective interest method.

As of September 30, 2022, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of September 30, 2022 and December 31, 2021.

As of September 30, 2022, each of the secured credit facilities is collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. As of September 30, 2022, fifty-four of the Company’s vessels having a net carrying value of $1,832.0 million, were subject to first preferred mortgages as collateral to the Company’s secured credit facilities.

The scheduled debt maturities of long-term debt subsequent to September 30, 2022 are as follows (in thousands):

Payments due by period ended	Principal repayments
September 30, 2023	71,500
September 30, 2024	68,400
September 30, 2025	355,225
September 30, 2026	7,600
September 30, 2027	72,900
Thereafter	300,000
Total long-term debt	$875,625

The Citibank/Natwest $815 million and BNP Paribas/Credit Agricole $130 million senior secured credit facilities contain a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and 125%, respectively, and financial covenants requiring to maintain the following:

(i)            minimum liquidity of $30.0 million;

(ii)           maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and

(iii)          minimum consolidated EBITDA to net interest expense ratio of 2.5x.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of the equity participation in ZIM was measured based on the closing price of ZIM ordinary shares on the NYSE.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $2.7 million was reclassified into earnings for the nine months ended September 30, 2022 and 2021, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2022 and December 31, 2021.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of September 30, 2022		As of December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$556,343	$556,343	$129,410	$129,410
Restricted cash(2)	$13,000	$13,000	$346	$346
Equity participation ZIM	$—	$—	$423,024	$423,024
Secured long-term debt, including current portion	$568,068	$568,068	$842,035	$842,035
Unsecured long-term debt	$300,000	$288,363	$300,000	$300,000

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of September 30, 2022:

	Fair Value Measurements as of September 30, 2022
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Cash and cash equivalents	$556,343	$556,343	$—	$—
Restricted cash(2)	$13,000	$13,000	$—	$—
Secured long-term debt, including current portion(1)	$568,068	$—	$568,068	$—
Unsecured long-term debt(1)	$288,363	$288,363	$—	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2021:

	Fair Value Measurements as of December 31, 2021
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Equity participation ZIM	$423,024	$423,024	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2021:

	Fair Value Measurements as of December 31, 2021
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Cash and cash equivalents	$129,410	$129,410	$—	$—
Restricted cash(2)	$346	$346	$—	$—
Secured long-term debt, including current portion(1)	$842,035	$—	$842,035	$—
Unsecured long-term debt(1)	$300,000	$—	$300,000	$—

(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $21.6 million and $28.4 million as of September 30, 2022 and December 31, 2021, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities and does not include amounts related to the accumulated accrued interest.

(2)	The Company received an advance payment for sale of the vessels of $13.0 million, which is held in an escrow account as of September 30, 2022. Additionally, the Company was required to maintain cash of $0.3 million in a retention account as collateral for the upcoming scheduled debt payments related to the Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of December 31, 2021.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. On January 20, 2021, the Company received $3.9 million from Hanjin Shipping as a partial payment of a common benefit claim plus interest. This payment is presented under Other income/(expenses), net in the condensed consolidated statements of income in the nine months ended September 30, 2021.

The Company has outstanding commitments under vessel construction contracts and buyback obligations related to the sale and leaseback arrangements as of September 30, 2022, see the Note 4 “Fixed Assets, net & Right-of-use Assets”.

11	Stockholders’ Equity

In the nine months ended September 30, 2022, the Company declared and paid dividends of $0.75 per share of common stock in each February, May and August amounting to $46.3 million. The Company issued 95 shares of common stock pursuant to its dividends reinvestment plan in the nine months ended September 30, 2022.

In June 2022, the Company announced a share repurchase program of up to $100 million of the Company’s common stock. The Company repurchased 466,955 shares of the Company’s common stock in the open market for $28.6 million until September 30, 2022. In October 2020, the Company repurchased 4,339,271 shares of the Company’s common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members. On March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited in 2021 and 9,650 restricted shares vested on December 31, 2021. Additional 224 restricted shares forfeited in the nine months period ended September 30, 2022 and the remaining 19,076 restricted shares are scheduled to vest on December 31, 2022. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. Additionally, on December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the date of the issuance. Stock based compensation expenses of $0.4 million and $6.1 million were recognized under “General and administrative expenses” in the condensed consolidated statements of income in the nine months period ended September 30, 2022 and 2021, respectively. 19,076 shares and 19,300 shares of restricted stock were issued and outstanding as of September 30, 2022 and December 31, 2021, respectively.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Stockholders’ Equity (Continued)

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the nine months ended September 30, 2022 and September 30, 2021, none of the directors elected to receive their compensation in Company shares.

12	Lease Arrangements

Charters-out

As of September 30, 2022, the Company generated operating revenues from its 71 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to June 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

In May 2022, the Company received $238.9 million of charter hire prepayment related to charter contracts for 15 of the Company’s vessels, representing partial prepayment of charter hire payable up to January 2027. The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of September 30, 2022 (in thousands):

Remainder of 2022	$233,421
2023	785,180
2024	603,550
2025	330,770
2026	187,994
2027 and thereafter	179,616
Total future rentals	$2,320,531

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	September 30, 2022	September 30, 2021
	(in thousands)
Numerator:
Net income	$66,800	$217,227

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,299	20,354
Effect of dilutive securities:
Dilutive effect of non-vested shares	19	244
Diluted weighted average common shares outstanding	20,318	20,598

	Nine months ended
	September 30, 2022	September 30, 2021
	(in thousands)
Numerator:
Net income	$406,489	$886,844

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,560	20,334
Effect of dilutive securities:
Dilutive effect of non-vested shares	19	237
Diluted weighted average common shares outstanding	20,579	20,571

14	Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $16.5 million and $14.4 million in the nine months ended September 30, 2022 and 2021, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $11.6 million and $7.4 million in the nine months ended September 30, 2022 and 2021, respectively, and are presented under “Voyage expenses” in the condensed consolidated statements of income.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $31.6 million and $21.9 million as of September 30, 2022 and December 31, 2021, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. An amount of $0.1 million as of September 30, 2022 and December 31, 2021 was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

15	Subsequent Events

The Company has declared a dividend of $0.75 per share of common stock payable on November 30, 2022, to holders of record on November 18, 2022.

15	Subsequent Events (Continued)

Subsequent to September 30, 2022, the Company reached an in principle agreement with Citibank and Alpha Bank to refinance the currently outstanding balance of the Citibank/Natwest $815 mil. Facility amounting to $437.75 million with two credit facilities as follows:

o	a $382.5 million Revolving Credit Facility with Citibank reducing and repayable over 5 years in 20 quarterly reductions of $11.25 million each together with a final reduction of $157.5 million at maturity, in the fourth quarter of 2027, to be secured by sixteen of the Company’s vessels; and

o	a $55.25 million Term Loan with Alpha Bank repayable over 5 years with 20 consecutive quarterly instalments of $1.875 million each together with a balloon payment of $17.75 million at maturity, in the fourth quarter of 2027, to be secured by two of the Company’s vessels.

These facilities are subject to negotiation and entry into definitive documentation currently expected to be finalized before December 31, 2022.